News Release 19-21

October 9, 2019

SSR MINING REPORTS THIRD QUARTER 2019 PRODUCTION RESULTS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports third quarter 2019 operating results at our three mines.

Third Quarter 2019 Operating Highlights

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On track for higher annual gold production: Produced over 100,000 consolidated gold equivalent ounces from our three operations during the third quarter, and over 310,000 consolidated gold equivalent ounces year-to-date.

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Record quarterly gold production at Seabee: Produced 32,345 ounces of gold. Gold mill feed grade reached 12.4 g/t and gold recovery was 98.8%, both quarterly highs for the operation under our ownership.

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Solid operating performance at Marigold: Produced 52,968 ounces of gold. Stacked 6.4 million tonnes of ore at a higher gold grade of 0.51 g/t. Total material mined was over 19 million tonnes, continuing to demonstrate strong and efficient operating practices.

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Improved production at Puna: Increased silver mill feed grade and recovery led to 1.7 million ounces of silver production. Ore mined was significantly higher than ore milled, increasing the ore stockpile in advance of the rainy season.

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Consolidated 100% ownership in Puna: Completed acquisition of the remaining 25% interest in Puna Operations leading to immediate increase in silver production profile and improved operational flexibility.

Paul Benson, President and CEO said, “During the third quarter, we delivered over 100,000 gold equivalent ounces from our three operations, with each mine achieving solid production results and operating performance. Each operation continues to track well against our improved production guidance for the year, positioning us to meet or exceed consolidated production guidance for the eighth consecutive year.”

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Marigold Mine, U.S.

		Q3 2019	Q2 2019	% Change (1)
Total material mined	kt	19,033	19,254	(1.1)%
Waste removed	kt	12,676	12,185	4.0%
Ore to leach pad	kt	6,357	7,070	(10.1)%
Strip ratio	w/o	2.0	1.7	17.6%
Gold grade to leach pad	g/t	0.51	0.38	34.2%
Gold recovery	%	77.0%	75.0%	2.7%
Gold produced	oz	52,968	54,922	(3.6)%
Gold sold	oz	50,650	59,702	(15.2)%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

In the third quarter of 2019, the Marigold mine produced 52,968 ounces of gold, a 4% decrease from the second quarter mainly due to the stacking of ore on higher areas of the leach pads, resulting in a longer leach time. Gold sales totaled 50,650 ounces, 15% lower than the previous quarter, due to lower gold production and a significant inventory drawdown in the second quarter.

During the quarter, 19.0 million tonnes of material were mined, in line with the second quarter of 2019. Approximately 6.4 million tonnes of ore were delivered to the heap leach pads at a grade of 0.51 g/t gold. This compares to 7.1 million tonnes of ore delivered to the heap leach pads at a grade of 0.38 g/t gold in the second quarter. The gold grade to leach pad was 34% higher quarter on quarter, consistent with plan, as we mined higher grade ore in the current phase of the Mackay pit. The strip ratio was 2.0:1 for the third quarter.

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Seabee Gold Operation, Canada

		Q3 2019	Q2 2019	% Change (1)
Total ore milled	t	77,465	88,424	(12.4)%
Ore milled per day	t/day	842	971	(13.3)%
Gold mill feed grade	g/t	12.39	9.83	26.0%
Gold recovery	%	98.8%	98.4%	0.4%
Gold produced (2)	oz	32,345	26,539	21.9%
Gold sold	oz	28,278	24,276	16.5%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

(2)
Q3 2019 gold produced includes 1,244 ounces of gold recovered from sludges, fines and cathodes accumulated through 2018 and early 2019 and shipped offsite. These ounces had not been previously recorded as inventory and are not included in the gold recovery for the quarter.

The Seabee Gold Operation produced a record 32,345 ounces of gold in the third quarter of 2019, a 22% increase from the second quarter, largely due to higher gold mill feed grade. Gold sales totaled 28,278 ounces for the third quarter.

The mill achieved an average throughput of 842 tonnes per day over the third quarter, a 13% decline compared to the previous quarter largely due to electrical transformer damage resulting from lightning strikes. Gold mill feed grade was 12.39 g/t, 26% higher compared to the second quarter due to the mining of higher-grade stopes. Gold recovery for the quarter was a record 98.8%, reflecting Operational Excellence initiatives that have exceeded recovery performance estimated in the 2017 Technical Report.

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Puna Operations, Argentina (1)

		Q3 2019	Q2 2019	% Change (2)
Total material mined	kt	3,116	3,304	(5.7)%
Waste removed	kt	2,531	3,114	(18.7)%
Ore mined	kt	585	191	206.3%
Strip ratio	w/o	4.3	16.3	(73.6)%
Ore milled	kt	336	313	7.3%
Silver mill feed grade	g/t	165	160	3.1%
Lead mill feed grade	%	0.81%	0.71%	14.1%
Zinc mill feed grade	%	0.60%	0.46%	30.4%
Silver recovery	%	93.5%	92.4%	1.2%
Lead recovery	%	88.1%	79.4%	11.0%
Zinc recovery	%	49.3%	48.1%	2.5%
Silver produced	koz	1,664	1,486	12.0%
Silver sold	koz	1,505	2,679	(43.8)%
Lead produced (3)	klb	5,304	3,879	36.7%
Lead sold (3)	klb	4,119	7,666	(46.3)%
Zinc produced (4)	klb	2,206	1,539	43.3%
Zinc sold (4)	klb	2,030	5,753	(64.7)%

Notes:

(1)	Figures are on 100% basis.

(2)	Percent changes are calculated using rounded numbers presented in the table.

(3)	Data for lead production and sales relate only to lead in lead concentrate.

(4)	Data for zinc production and sales relate only to zinc in zinc concentrate.

Puna Operations produced 1.7 million ounces of silver in the third quarter of 2019, 12% higher than the second quarter, mainly due to higher mill throughput and silver mill feed grade. Silver sales totaled 1.5 million ounces, in line with production after a significant inventory drawdown in the second quarter.

During the third quarter, ore was milled at an average throughput of 3,648 tonnes per day, a 7% increase compared to the previous quarter, mainly due to improved performance of the tailings pumping system. During the month of September 2019, following a mill maintenance shutdown, ore was milled at an average throughput of 4,539 tonnes per day. Processed ore in the third quarter of 2019 contained an average silver grade of 165 g/t, a 3% increase compared to the second quarter, consistent with the mine plan and average silver reserve grade. The strip ratio during the third quarter was 4.3:1.

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Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E., SME Registered Member, a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and General Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a qualified person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng., a qualified person under NI 43-101 and General Manager at Puna Operations.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

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Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing of our exploration and development programs; meeting or exceeding our production guidance for the eighth consecutive year; achieving record production in 2019; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production guidance; and our plans and expectations for our properties and operations.

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These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and Puna credits balance and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our 2013 convertible notes or our 2019 convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.

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This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations; dilution and mining recovery assumptions; assumptions regarding stockpiles; the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; no significant unanticipated operational or technical difficulties; maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations; no significant events or changes relating to regulatory, environmental, health and safety matters; certain tax matters; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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